

January 31, 2011

Ruth Porat
Chief Financial Officer
Morgan Stanley
1585 Broadway
New York, NY  10036

> **Re:     Morgan Stanley**
> **Form 10-Q for Quarterly Period Ended**
> **September 30, 2010**
> **Filed November 8, 2010**
> **File No. 001-11758**

Dear Ms. Porat:

We have reviewed your response letter dated January 14, 2011 and have the following additional comments.  In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended September 30, 2010

Financial Statements

Notes to Condensed Consolidated Financial Statements

11. Commitments, Guarantees and Contingencies

Other Guarantees and Indemnities

Representation and Warranties on Certain Securitized Assets, page 67

1. We have considered your response to our prior comment one. Please clarify for us whether your exposure to the representations and warranties discussed in your response stems from your activities as a loan originator, servicer or the underwriter of securitization transactions. As part of your response, please provide some quantification of the volume of similar activity that is potentially subject to similar repurchase requests in the future, such as volume of loans sold or securitized as well as whether similar activities continue to occur. In addition, please consider enhancing your disclosure to include this information.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resource, page 118

2. We note your disclosure on page 122 of your Form 10-Q that your Global Liquidity Reserve of $162 billion as of September 30, 2010 is made up of all unencumbered assets that are not pledged as collateral on either a mandatory or a voluntary basis and that they do not include other unencumbered assets that are available to the Company for additional monetization. Please tell us if you are aware of any instances where certain of the assets included as part of your Global Liquidity Reserve disclosure may have in fact been subject to a lien or other encumbrance and thus not appropriately included as part of the Global Liquidity Reserve. As part of your response, please discuss the following, and consider revising the appropriate sections of your future Exchange Act filings to address the following:

   a. Discuss the circumstances surrounding any situations where this may have occurred and how they were identified;
   b. Quantify the amount(s) and period(s) impacted;
   c. Discuss the changes or steps taken to ensure that any of these types of situations do not occur in the future; and
   d. Discuss the Company's conclusions regarding how any circumstances, if any, where amounts were improperly included in the Global Liquidity Reserve were not material to the periodic reports affected.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3438 if you have questions.

Sincerely,


Robert Telewicz
Senior Staff Accountant